SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Seok Oh

1 Circle Star Way, San Carlos, California 94070

(650) 562-8202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons SVF Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 45.56% (Item 5)*
14.	Type of Reporting Person (see instructions) CO

*

The calculation assumes that there are a total of 89,481,733 Common Shares issued and outstanding, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019, and current report on Form 8-K furnished to the Securities and Exchange Commission on June 4, 2019.

1.	Name of Reporting Persons SVF Holdings (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 45.56% (Item 5)*
14.	Type of Reporting Person (see instructions) PN

*

The calculation assumes that there are a total of 89,481,733 Common Shares issued and outstanding, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019, and current report on Form 8-K furnished to the Securities and Exchange Commission on June 4, 2019.

1.	Name of Reporting Persons SoftBank Vision Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 45.56% (Item 5)*
14.	Type of Reporting Person (see instructions) PN

*

The calculation assumes that there are a total of 89,481,733 Common Shares issued and outstanding, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019, and current report on Form 8-K furnished to the Securities and Exchange Commission on June 4, 2019.

1.	Name of Reporting Persons SVF GP (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 45.56% (Item 5)*
14.	Type of Reporting Person (see instructions) CO

*

The calculation assumes that there are a total of 89,481,733 Common Shares issued and outstanding, calculated by adding to the 72,057,490 Common Shares issued and outstanding as of March 31, 2019, 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional shares) issued in the Issuer’s underwritten public offering on June 4, 2019 (including 2,424,242 shares issued to Roivant Sciences Ltd.), as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019, and current report on Form 8-K furnished to the Securities and Exchange Commission on June 4, 2019.

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 2 (the “Amendment”) amends and supplements certain items of the Schedule 13D for the common shares, $0.000017727 par value (the “Common Shares”), of Myovant Sciences Ltd., a Bermuda company (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on April 4, 2018 (“Amendment No. 1”) (the Original Schedule 13D, as so amended, the “Schedule 13D”). This Amendment is filed by SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), which is a wholly owned subsidiary of SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), which is a wholly owned subsidiary of SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”). This Amendment is also filed by SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey and the general partner of Softbank Vision Fund (“SVF GP” and, together with the SVF Investments, SVF Holdings and SoftBank Vision Fund, the “Reporting Persons”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (c)       SoftBank Covered Persons

SVF Investments is a wholly owned subsidiary of SVF Holdings. SoftBank Vision Fund is the managing member of SVF Holdings. SVF GP is the general partner of Softbank Vision Fund. As such, each of SVF Investments, SVF Holdings, SoftBank Vision Fund and SVF GP may be deemed to share beneficial ownership of the Common Shares directly owned by Roivant.

The principal executive offices of SVF Investments and SVF Holdings is 69 Grosvenor Street, London, United Kingdom W1K 3JP. The principal executive office of SVF GP and Softbank Vision Fund is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

The principal business of SVF GP is the management and control of the business of the SoftBank Vision Fund. The principal business of the SoftBank Vision Fund is to engage in making investments in securities of public and private companies. The principal business of SVF Investments and SVF Holdings is to directly hold securities of public and private companies, as determined by SVF GP, via SoftBank Vision Fund.

Each of Adam Nicholas Gulley, Rajeev Misra, Simon King and Robert David Milner is a managing director of SVF GP. Their principal business addresses, present principal occupations and countries of citizenship are set forth below. SVF Investments, SVF Holdings, SoftBank Vision Fund, SVF GP and such managing directors of SVF GP are referred to herein as the “SoftBank Covered Persons.”

Name	Principal Business Address	Present Principal Occupation	Citizenship
Adam Nicholas Gulley	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Rajeev Misra	69 Grosvenor Street, London, United Kingdom W1K 3JP	Director	United Kingdom
Simon King	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director	United Kingdom
Robert David Milner	Aztec Group House 11-15 Seaton Place, St. Helier, Jersey JE4 0QH	Director and Attorney	United Kingdom

(d)	During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)

During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. The citizenship of each of the Covered Persons is set forth in Item 2 (a) – (c) above, which is incorporated here by reference.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D to read as follows:

“The Issuer, prior to its initial public offering in November 2016, was a subsidiary of Roivant Sciences Ltd. (“Roivant”). Roivant directly holds the 40,765,599 Common Shares reported herein as beneficially owned by the Reporting Persons, of which 37,231,342 Common Shares were held by Roivant prior to the Issuer’s initial public offering, 1,110,015 Common Shares were acquired pursuant to the Share Purchase Agreement (as defined in Item 5) at a price per share of $20.27, which price is equal to the closing price of the Issuer’s Common Shares on the New York Stock Exchange on April 2, 2018, for aggregate consideration of approximately $22,500,000, and 2,424,242 Common Shares were acquired in the Issuer’s underwritten public offering of its Common Shares which closed on June 4, 2019, at a price of $8.25 per Common Share, for aggregate consideration of approximately $2,000,000.”

Item 4. Purpose of Transaction.

This Amendment amends the Original Schedule 13D, as amended by Amendment No. 1 thereto, to add the following paragraph immediately before the final paragraph of Item 4 of the Original Schedule 13D:

“Roivant acquired 2,424,242 Common Shares of the Issuer (the “Underwritten Shares”) on June 4, 2019, in the Issuer’s underwritten public offering of its Common Shares which closed on June 4, 2019, at a price per share of $8.25, which price is the price all of the Common Shares were issued for in the underwritten offering, for aggregate consideration of approximately $2,000,000.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D to read as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 40,765,599 Common Shares owned directly by Roivant due to the Override Right. SVF Investments is a direct shareholder of Roivant and is one of the holders of the Override Right. Additionally, SVF Holdings may be deemed to share dispositive power over the Common Shares as the sole shareholder of SVF Investments, SoftBank Vision Fund may be deemed to share dispositive power over the Common Shares as the Managing Member of SVF Holdings, and SVF GP may be deemed to share dispositive power over the Common Shares as the general partner of SVF Holdings.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 89,481,733 Common Shares issued and outstanding as of June 4, 2019, as reported on the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019 (after the closing on June 4, 2019, including the underwriters’ full exercise of their option to purchase additional shares).

Except as disclosed in this Schedule 13D, the Reporting Persons do not have the right to acquire any Common Shares, and do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Persons may be deemed to beneficially own.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

(c)

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2019

SVF INVESTMENTS (UK) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF HOLDINGS (UK) LLP

By: SOFTBANK VISION FUND L.P., its Managing Member

By: SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SOFTBANK VISION FUND L.P.
By: SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF GP (JERSEY) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact